Exhibit 99.1
PROVINCE OF MANITOBA
2006/07 QUARTERLY FINANCIAL REPORT
APRIL TO SEPTEMBER 2006
NOTES TO THE QUARTERLY FINANCIAL REPORT
This report presents the unaudited financial results of the Province of Manitoba for the second quarter of the 2006/07 fiscal year.
The report is based on the re-organized structure of departments announced on September 21, 2006. The comparative data provided for the 2005/06 fiscal year has been restated to reflect the current organizational structure of departments.
SECOND QUARTER – ACTUAL TO ESTIMATE
The second quarter result of a net expenditure (excess expenditure over revenue) of $58.2 million was $35.1 million less than the projection of $93.3 million. The decrease is a combined result of second quarter expenditures being $57.2 million less than estimated and revenue being $22.1 million lower than anticipated. The variances result primarily from differences in the timing of expenditures and receipts.
SECOND QUARTER COMPARED TO PREVIOUS YEAR’S RESULTS
In total the second quarter net expenditure was $13.2 million lower than for the same period last year.
Total revenues were $219.4 million more than the same period last year, mainly as a result of budgeted increases in transfers from the Government of Canada and in own source revenue.
Total expenditures were $206.2 million higher than the previous year. Program expenditures were $211.1 million higher while public debt costs were $4.9 million lower. The largest increases in program expenditures occurred in the departments of Health, Education, Citizenship and Youth, Family Services and Housing, Advanced Education and Literacy and Infrastructure and Transportation.
CAPITAL INVESTMENT
Overall, expenditures for tangible capital assets were $142.5 million, $25.9 million less than estimated at September 30, 2006, primarily due to timing variances related to the Manitoba Floodway Expansion. Total expenditures related to tangible capital assets were $54.7 million higher than the same period last year, related mainly to Infrastructure and Transportation and the Manitoba Floodway Expansion.
DEBT/PENSION REPAYMENT
The 2006 Budget provides for a $110.5 million contribution to the Debt Retirement Fund. As required by the balanced budget legislation, an allocation committee determines the share of those funds directed to pension or general purpose debt. In the 2006 Budget plan, the 2006/07 allocation is $85.5 million to the pension liability and $25.0 million for general purpose debt.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006
ACCOUNTING POLICY UPDATE
The Public Sector Accounting Board (PSAB) recently approved and released a revision to the standard for tangible capital assets that affects how the province accounts for funds or assets received from other governments. Previously, under Manitoba’s accounting policy, contributions from Canada for capital projects were netted against the cost of the asset. The new policy requires that transfers from other governments be recorded as revenue in the year the expenditures are incurred. The quarterly results are restated to be consistent with the change in accounting policy.
In order to comply with Generally Accepted Accounting Principles (GAAP), the province will provide increased capital investment expenditure authority in the current year for capital projects that are cost-shared with Canada and restate revenue projections. The Office of the Auditor General was consulted and confirms the requirement for these in-year adjustments.
YEAR END PROJECTION
On a summary basis, the 2006 Budget projected a surplus of $148.0 million. While a summary budget surplus is anticipated, updated information from all provincial entities and the changes in the operating fund explained below may result in the year end budget surplus being adjusted. An update of this projection will be provided in the third quarter once information is received from all provincial entities.
Higher emergency expenditure costs for forest fire suppression and flood related work highlighted in the first quarter report combined with continuing pressures in health care, increased resources for child welfare programs and the announced increases for road improvements result in projected expenditures for the current year being higher than budget in the operating fund. While revenues are also forecast to be higher than budget, the current projection requires an additional draw from the Fiscal Stabilization Fund.
Transfers from Canada are forecast to be $114.3 million higher than budget including $48.9 million related to Bill C-48, $19.1 million in Equalization entitlements based on revised estimates, partial recovery of expenditures under the disaster financial assistance agreement, and capital project contributions of $92.3 million, primarily related to the Manitoba Floodway Expansion. As noted above contributions from Canada for capital projects must now be recorded as revenue in keeping with the change in accounting policy. Offsetting is a decrease of $50.6 million in the Canada Health and Social Transfers predominantly the result of slower than anticipated resolution to the fiscal imbalance at the federal, provincial and territorial level.
Own Source revenues remain within budgeted levels with offsetting variances, the most significant being an increase of $86.2 million in individual income tax as a result of higher income projections offset by an expected decrease of $85.6 million in corporation income tax based on revised estimates from Canada. A projected increase in oil and natural gas tax revenue of $11.0 million is offset by a decrease in corporation capital tax. In total, revenues are forecast to be $112.7 million over the 2006 Budget projection.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006
Current projections addressing pressures in health care are forecast to be $64.9 million over budget including $30.6 million for Regional Health Authority operations, $17.9 million for medical remuneration and $13.2 million for expansion of the oncology drug program. As previously reported, costs related to forest fire suppression and flooding will be $27.0 million higher than budget while additional costs for highway maintenance and preservation activities are forecast to be $20.0 million. Other cost pressures include $15.4 million in Family Services and Housing primarily for child maintenance and implementing the recommendations from the external reviews of the child welfare system, $11.1 million for the Canadian Agricultural Income Stabilization (CAIS) program and $8.0 million for capital grants to schools. In total, expenditures are forecast to be $175.3 million higher than budget.
The year end positive balance for 2006/07 is forecast to be $2.5 million after a draw from the Fiscal Stabilization Fund of up to $105.0 million for general programs and $41.7 million for wait time reduction and other health related programming. Efforts to manage discretionary expenditures continue in the second half of the year to reduce the draw from the fund. An update of the province’s financial position will be provided in the third quarter report.
FISCAL STABILIZATION FUND
The fund is projected to have a balance of $402.2 million at the end of the fiscal year. The projected status of the Fiscal Stabilization Fund is provided on page 13.
BORROWING ACTIVITY
The original estimate of borrowing requirements identified in the 2006 Budget was $2,762.0 million including refinancing, funding for Manitoba Hydro, capital investments, Health’s capital programs and new self sustaining requirements. This requirement has decreased to $2,173.0 million as a result of lower capital requirements for Manitoba Hydro and market conditions resulting in lower than anticipated debt issues called prior to maturity.
For the period April 1, 2006 to September 30, 2006, $115.7 million was raised through the issue of Manitoba Hydro Savings Bonds and $778.3 million was raised in the public market.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006
STATEMENT OF REVENUE AND EXPENDITURE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
Revenue
Own Source Revenue	2,645,437	2,641,543	3,894	2,558,129	87,308
Government of Canada	1,528,223	1,554,247	(26,024)	1,396,173	132,050

Total Revenue	4,173,660	4,195,790	(22,130)	3,954,302	219,358

Expenditure
Program Expenditure	4,117,729	4,172,488	(54,759)	3,906,634	211,095
Debt Servicing	114,123	116,640	(2,517)	119,060	(4,937)

Total Expenditure	4,231,852	4,289,128	(57,276)	4,025,694	206,158

Net Revenue/(Expenditure)	(58,192)	(93,338)	35,146	(71,392)	13,200

Interfund Transfers
Debt/Pension Repayment	—	—	—	—	—
Fiscal Stabilization Fund	—	—	—	—	—

Total Interfund Transfers	—	—	—	—	—

Net Revenue/(Expenditure) After Interfund Transfers	(58,192)	(93,338)	35,146	(71,392)	13,200

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006
OPERATING FUND
STATEMENT OF REVENUE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
Taxation:
Finance
- Individual Income Tax	996,762	1,000,586	(3,824)	943,821	52,941
- Corporation Income Tax	188,600	191,844	(3,244)	175,846	12,754
- Corporation Capital Tax	83,965	88,259	(4,294)	90,815	(6,850)
- Gasoline Tax	65,284	66,908	(1,624)	66,747	(1,463)
- Insurance Corporations Tax	29,777	29,523	254	29,066	711
- Land Transfer Tax	21,526	17,511	4,015	18,352	3,174
- Levy for Health and Education	126,511	123,284	3,227	118,935	7,576
- Mining Tax	27,928	28,912	(984)	31,605	(3,677)
- Motive Fuel Tax	35,930	33,323	2,607	33,173	2,757
- Retail Sales Tax	531,420	527,295	4,125	506,153	25,267
- Tax Administration and Miscellaneous Tax Act	26,721	26,722	(1)	26,906	(185)
- Tobacco Tax	88,726	91,796	(3,070)	87,426	1,300
- Environmental Protection Tax	1,453	1,396	57	1,403	50

	2,224,603	2,227,359	(2,756)	2,130,248	94,355
Science, Technology, Energy and Mines
- Oil and Natural Gas Tax	7,710	6,673	1,037	1,842	5,868

	2,232,313	2,234,032	(1,719)	2,132,090	100,223

Other Revenue:
Infrastructure and Transportation	62,889	63,074	(185)	62,330	559
Justice	18,962	18,389	573	17,410	1,552
Water Power Rentals	60,203	56,078	4,125	61,913	(1,710)
Manitoba Lotteries Corporation	133,000	133,000	—	135,000	(2,000)
Manitoba Liquor Control Commission	84,200	81,200	3,000	92,300	(8,100)
Other Sources	53,870	55,770	(1,900)	57,086	(3,216)

	413,124	407,511	5,613	426,039	(12,915)

Total Own Source Revenue	2,645,437	2,641,543	3,894	2,558,129	87,308

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006
OPERATING FUND
STATEMENT OF REVENUE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
Government of Canada:
Equalization	845,986	845,986	—	800,509	45,477
Bill C-48	48,911	48,911	—	—	48,911
Canada Health Transfer (CHT)	385,024	385,024	—	363,180	21,844
Canada Social Transfer (CST)	166,060	166,060	—	160,056	6,004
Child Care	23,683	23,683	—	25,612	(1,929)
Health Funds	2,496	6,211	(3,715)	157	2,339
Departments
- Labour Market Agreements	32,975	32,975	—	32,975	—
- Other Agreements	23,088	45,397	(22,309)	13,684	9,404

Total Government of Canada	1,528,223	1,554,247	(26,024)	1,396,173	132,050

Total Revenue	4,173,660	4,195,790	(22,130)	3,954,302	219,358

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006
OPERATING FUND
STATEMENT OF PART A — OPERATING EXPENDITURE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
Legislative Assembly	13,412	14,104	(692)	13,047	365
Executive Council	1,610	1,704	(94)	1,639	(29)
Aboriginal and Northern Affairs	21,634	22,531	(897)	19,496	2,138
Advanced Education and Literacy	259,460	248,517	10,943	237,175	22,285
Agriculture, Food and Rural Initiatives	40,474	51,351	(10,877)	39,195	1,279
Civil Service Commission	2,379	2,619	(240)	2,544	(165)
Competitiveness, Training and Trade	42,202	46,602	(4,400)	38,848	3,354
Conservation	60,090	63,383	(3,293)	60,581	(491)
Culture, Heritage and Tourism	38,705	40,161	(1,456)	38,786	(81)
Education, Citizenship and Youth	643,101	632,380	10,721	606,149	36,952
Employee Pensions and Other Costs	34,531	34,527	4	30,158	4,373
Family Services and Housing	495,261	503,173	(7,912)	471,959	23,302
Finance — Departmental Costs	70,863	71,866	(1,003)	72,384	(1,521)
Finance — Debt Servicing Costs	114,123	116,640	(2,517)	119,060	(4,937)
Health	1,790,967	1,801,543	(10,576)	1,706,772	84,195
Healthy Child Manitoba	11,770	12,299	(529)	10,848	922
Infrastructure and Transportation	217,984	228,995	(11,011)	200,008	17,976
Intergovernmental Affairs	140,226	141,989	(1,763)	140,877	(651)
Justice	131,172	134,615	(3,443)	130,443	729
Labour and Immigration	14,349	16,078	(1,729)	15,349	(1,000)
Manitoba Seniors and Healthy Aging Secretariat	450	648	(198)	452	(2)
Science, Technology, Energy and Mines	41,376	42,315	(939)	34,152	7,224
Sport	5,766	5,759	7	5,679	87
Water Stewardship	12,796	14,465	(1,669)	12,216	580
Enabling Appropriations	833	1,880	(1,047)	857	(24)
Other Appropriations	26,318	38,984	(12,666)	17,020	9,298

Total Expenditure	4,231,852	4,289,128	(57,276)	4,025,694	206,158

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006
OPERATING FUND
STATEMENT OF PART B — CAPITAL INVESTMENT
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
General Assets

Legislative Assembly	6	6	—	—	6
Advanced Education and Literacy	—	—	—	305	(305)
Agriculture, Food and Rural Initiatives	—	591	(591)	—	—
Conservation	790	1,029	(239)	160	630
Culture, Heritage and Tourism	—	100	(100)	—	—
Family Services and Housing	—	1,100	(1,100)	68	(68)
Finance	60	352	(292)	1	59
Health	12,505	16,722	(4,217)	15,239	(2,734)
Infrastructure and Transportation	2,752	3,916	(1,164)	4,094	(1,342)
Justice	288	498	(210)	466	(178)
Science, Technology, Energy and Mines	658	905	(247)	640	18
Water Stewardship	49	90	(41)	—	49
Enabling Appropriations	—	—	—	—	—

Total General Assets	17,108	25,309	(8,201)	20,973	(3,865)

Infrastructure Assets

Conservation	2,348	2,939	(591)	726	1,622
Infrastructure and Transportation	74,817	67,952	6,865	54,914	19,903
Manitoba Floodway Expansion	48,264	72,264	(24,000)	11,268	36,996
Enabling Appropriations	—	—	—	—	—

Total Infrastructure Assets	125,429	143,155	(17,726)	66,908	58,521

Total Capital Assets	142,537	168,464	(25,927)	87,881	54,656

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006

OPERATING FUND
STATEMENT OF PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
September 30, 2006
(with comparative figures for March 31, 2006)
(UNAUDITED)
($000s)

	Canadian	Canadian	Increase
	Dollar	Dollar	(Decrease)
	Valuation	Valuation	September 30, 2006
	(Note 1)	(Note 1)	over
	September 30, 2006	March 31, 2006	March 31, 2006
Provincial Borrowings Payable in:
Canadian Dollars	13,894,494	13,710,863	183,631
Issues Hedged to Canadian Dollars	2,769,100	2,834,264	(65,164)
U.S. Dollars	2,122,472	2,221,050	(98,578)
Issues Hedged to U.S. Dollars	589,940	617,340	(27,400)

Subtotal Provincial Borrowings	19,376,006	19,383,517	(7,511)

Guarantees and Obligations Payable in:
Canadian Dollars	1,286,261	1,229,575	56,686
U.S. Dollars	—	—	—

Subtotal Guarantees and Obligations (Note 2)	1,286,261	1,229,575	56,686

Subtotal Provincial Borrowings, Guarantees and Obligations (Note 3)	20,662,267	20,613,092	49,175
Less: Sinking Fund Investments	(4,646,620)	(4,475,996)	170,624
Less: Debt Retirement Fund	(25,002)	(25,000)	2

Total Provincial Borrowings, Guarantees and and Obligations Outstanding (Note 4)	15,990,645	16,112,096	(121,451)

Note to Reader:
Outstanding provincial borrowings will fluctuate during the fiscal year as a result of the timing of borrowing activities of the Province. While current accounting standards identify Net Debt as the best presentation of a government’s financial position, certain valuations used in the calculation of Net Debt are not available on a quarterly basis. Net Debt is defined as total liabilities less the financial assets available to repay those liabilities. The Public Accounts for the year ended March 31, 2006 reflected Net Debt of the operating fund to be $8.3 billion (see Public Accounts, Volume 1, page 105) and for the government reporting entity to be $10.5 billion (See Public Accounts, Volume 1, page 55).

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006

OPERATING FUND
STATEMENT OF PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
September 30, 2006
(with comparative figures for March 31, 2006)
NOTES:

1.	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at September 30, 2006 and at March 31, 2006. As at September 30, 2006, the U.S. dollar exchange rate was $1.1153 ($1.1671 at March 31, 2006).

2.	Includes borrowings of Manitoba Hydro which has been guaranteed by the Province, Government Enterprises and Other payables and third party debt of health care facilities.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at March 31, 2006, total provincial borrowings and guarantees were payable 87% in Canadian dollars and 13% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings were 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 61% in Canadian dollars (60% at March 31, 2006) and 39% in U.S. dollars (40% at March 31, 2006).

4.	The above borrowings, guarantees and obligations were outstanding for the following purposes:

	September 30, 2006		March 31, 2006
	($ Thousands)	($ Per Capita)	($ Thousands)	($ Per Capita)
		(Note 5)		(Note 5)
General Government Programs	6,559,149	5,569	6,582,745	5,598
Manitoba Hydro	6,432,812	5,462	6,524,289	5,548
Capital Investments	476,822	405	463,766	394
Health Facilities	766,834	651	766,834	652
Government Enterprises and Other (Note 6)	502,336	427	502,336	427
Other Crown Organizations	1,252,692	1,064	1,272,126	1,082

	15,990,645	13,578	16,112,096	13,701

                     (Note 7)
5.	Per Capita data is based upon population figures at July 1, 2006 and April 1, 2006 as reported by Statistics Canada.

6.	In 2003/04, the Province, in accordance with PSAB GAAP, changed its accounting treatment for certain amounts owed to Canada and for debentures issued by certain school boards and hospitals, the debt service of which is paid with future grants from the Government. Amounts owed to the Federal Government over time, which were previously treated as accounts payable are now accounted for as loans payable. Debentures issued by school boards and hospitals, were previously recognized as an expense over the life of the debentures as grants for debt service were made and held by the Provincial Sinking Fund and Manitoba Public Insurance (MPI), (a Crown corporation). Now the obligation to fund debt principal payments is expensed in full at the time the debenture is issued. Any of these debentures held by MPI are recorded as “Loans Payable to Government Enterprises”. The Government also recognized a loan payable in respect of the pension liability of the Manitoba Liquor Control Commission.

7.	Provincial borrowings, guarantees and obligations decreased by $121.5 million. This decrease was primarily due to matured General Government Program borrowings which have not yet been refinanced, the impact of a stronger Canadian dollar and a net increase in Manitoba Hydro’s sinking fund offset by funding of Manitoba Hydro’s capital program. Manitoba Hydro’s U.S. dollar revenues are sufficient to pay the interest and principal on all outstanding U.S. dollar borrowings.

8.	Manitoba’s net general purpose debt to GDP ratio is projected to be 14.9% in 2006/07, down from 15.6% in 2005/06 and from 20.9% in 1999/2000. GDP data reflects the latest information available from Statistics Canada.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006

DEBT RETIREMENT FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2007
(with comparative figures for March 31, 2006)
(UNAUDITED)
($000s)

	2006/07	2005/06
	Projection	Actual (2)
Fund Balance, Beginning of Year	25,000	—

Revenue:
Interest Earnings	1,000	—
Transfer from Operating Fund (1)	110,495	110,495

	111,495	110,495

Expenditure:
Transfer to Operating Fund for:
- Pension Assets Fund (3)	(85,495)	(85,495)
- Sinking Fund Obligation	—	—

	(85,495)	(85,495)

Fund Balance, End of Year	51,000	25,000

Notes:

(1)	Based on projection included in the 2006 Budget.

(2)	Based on 2005/06 Public Accounts.

(3)	The actual allocation of funds for 2006/07 will be determined by the Allocation Committee as per the Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006

PENSION ASSETS FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2007
(with comparative figures for March 31, 2006)
(UNAUDITED)
($000s)

	2006/07	2005/06
	Projection (1)	Actual (2)
	(thousands of dollars)
Fund Balance, Beginning of Year	536,986	382,342

Revenue:
Interest Earnings	30,510	60,761
Transfer from Debt Retirement Fund (3)	85,495	85,495
Transfer from Departments and Crown Corporations	9,830	8,388

	125,835	154,644

Fund Balance, End of Year	662,821	536,986

Notes:

(1)	Based on YTD earnings and contributions (extrapolated to March 31, 2007)

(2)	Based on 2005/06 Public Accounts

(3)	The actual allocation of funds for 2006/07 will be determined by the Allocation Committee as per the Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006

FISCAL STABILIZATION FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2007
( with comparative figures for March 31, 2006)

	2006/07	2005/06
	Projection	Actual (1)
Health Programs

Program Fund Balance — Beginning of Year	202,411	210,067
Interest Earnings	6,025	6,044
Transfer to General Programs
- Wait Time Reduction and other Health Related Programming	(41,740)	(13,700)

Program Fund Balance — End of Year	166,696	202,411

General Programs

Program Fund Balance — Beginning of Year	329,576	275,876
Interest Earnings	8,422	8,915
Recovered from Health Programs
- Wait Time Reduction Programming	—	13,700
Transfer (to)/from the Operating Fund
- Year-end Positive Balance	2,480	31,085
- General Requirements	(105,000)	—

Fund Balance — End of Year	235,478	329,576

Total Fund Balance, End of Year	402,174	531,987

Note:

(1)	Based on 2005/06 Public Accounts.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2006

PROJECTED OPERATING FUND
FOR THE YEAR ENDING MARCH 31, 2007

	Revised	Budget
	Projection	Estimate
Revenue	8,763,730	8,651,036

Expenditure	8,797,495	8,622,203

Net Revenue/(Expenditure)	(33,765)	28,833

Interfund Transfers
Debt/Pension Repayment	(110,495)	(110,495)
Fiscal Stabilization Fund
- Wait Time Reduction and other Health Related Programming	41,740	30,000
- Other general requirements	105,000	54,756

	36,245	(25,739)

Balance Under Balanced Budget Legislation	2,480	3,094